#5

04024122

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cadre Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FILE NO. 82- 2911 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

82-2911

04 APR -5 AM 7:21

CADRE RESOURCES LTD.
P.O. Box 78
Christina Lake, B.C. V0H 1E0
Tel: (250) 447-6641

ARIS
10-31-03

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Cadre Resources Ltd.** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Wednesday, April 14, 2004** at **11:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended October 31, 2003 and the report of the auditor thereon.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 14, 2004** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 10, 2004** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 16th day of March, 2004.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

CADRE RESOURCES LTD.

P.O. Box 78
Christina Lake, B.C. V0H 1E0

MANAGEMENT INFORMATION CIRCULAR

As at March 15, 2004
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cadre Resources Ltd. (the "Corporation"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

NOTICE OF RECORD DATE

A notice pertaining to the Meeting and establishing the record date on March 10, 2004, as required by Section 134 of the Canada Business Corporations Act, was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in the Globe & Mail on February 26, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Corporation's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

Pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"), a shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of the Corporation, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Corporation knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members ("Beneficial Members") should note that only proxies deposited by persons whose names appear on the register of members of the Corporation ("Registered Members") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Corporation's Register of Members. Such shares will, more likely, be registered under the name of the member's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The

Corporation does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Corporation since the commencement of the Corporation's last completed financial year;
(b) any proposed nominee for election as a director of the Corporation; and
(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Members and the consolidated financial statements of the Corporation for the year ended October 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Corporation proposes to nominate Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Corporation to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Corporation on February 5, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the "Common Shares"). 10,421,715 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 10, 2004** as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Nick Shimazo Nishiwaki	1,500,000 Common	14.39%

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Corporation. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE CORPORATION HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[(2)]	First and Present Position with the Corporation[(1)]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]
Stanley L. Sandner Canada	Geologist, Chairman, Chief Executive Officer and Director of the Corporation	Chairman, Chief Executive Officer (Jan.11/1995 to date) and Director (Jan.5/1995 to date)	40,000
R. Page Chilcott[(4)] Canada	President and Director of the Corporation	Director, Jan.5/1995 to date; President, Mar.13/1995 to date	66,700[(5)]
David R. Hagler[(4)] U.S.A.	Vice-President, Hagler Systems	Director, Apr.20/2001 to date	10,000
Carlos Bacalao, Römer Venezuela	Lawyer	Director, Apr.12/1996 to date	Nil
Marcello M. Viega[(4)] Canada	Assistant Professor, Department of Mining and Mineral Process Engineering, University of British Columbia	Director, Jun.20/2002 to date	Nil

(1) For the purposes of disclosing positions held in the Corporation, "Corporation" shall include the Corporation and/or a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Corporation by the nominees.
(4) Member of Audit Committee.
(5) These shares are registered in the name of RPC Holdings Ltd., a private company controlled by R. Page Chilcott.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Corporation has adopted an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange") in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual, subject to acceptance by the Exchange. The Existing Plan provides for the issuance of options to directors, officers and employees of the Corporation and its subsidiaries to purchase common shares of the Corporation. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,080,000 shares be under option pursuant to the Existing Plan. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Corporation's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Corporation at the time of the proposed amendment.

Effective as of August 15, 2003, the Corporation commenced trading on the NEX Board.

(b) Granting of Options

During the most recently completed financial year (November 1, 2002 to October 31, 2003) (the "Financial Period"), no incentive stock options were granted to directors and other insiders of the Corporation.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Corporation.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Corporation during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value(1)
100,000	$0.15	Jun.11/2003	$0.10	($5,000)

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase common shares without par value were granted during the Financial Period; and
(ii) as at the date hereof, incentive stock options to purchase up to a total of 451,000 common shares are outstanding, of which options to purchase up to a total of 326,000 shares pertain to insiders.

INDEBTEDNESS TO CORPORATION OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Corporation or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Corporation (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Corporation has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries save and except as set forth below:

Debt Settlement

By news release, dated January 15, 2004, the Corporation announced that it had agreed to settle in full bona-fide indebtedness in the amount of $285,538 of a creditor by the conversion thereof into 1,969,227 common shares of the Corporation at a price of $0.145 per share. In this connection, the 1,969,227 shares of the Corporation will be issued to Samarina Worldwide Ltd., a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director and officer of the Corporation, is a beneficiary

Private Placement Transaction

Pursuant to news releases, dated January 15, 2004 and February 16, 2004, respectively, certain investors purchased 1,996,481 units of the Corporation at a price of $0.145 per unit by way of private placement. Subsequent thereto, the number of Units was further increased to 2,059,138 units for proceeds in the amount of $298,575.01. Each unit comprised one common share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Corporation for a period of 12 months at an exercise price of $0.19 per share. 447,551 units for a purchase price of $64,895 were purchased by an insider of the Corporation.

Reference is also made to the heading "Incentive Stock Options ".

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof save except as set forth below:

By agreement made as of January 5, 1995 between the Company and RPC Holdings Ltd. ("RPC"), RPC agreed to provide management and administrative services to the Company for an initial term of one year at the rate of $2,500 per month, plus expenses, for the first three months and at the rate of $3,500 per month, plus expenses, for the remaining nine months. By resolutions of the directors, the aforesaid rate was increased to $5,500 per month, plus expenses, effective as of April 1996 on a month-to-month basis. RPC is a non-reporting company, controlled as to 50% by R. Page Chilcott, the President and a director of the Company, and as to 50% by his wife, Sally Chilcott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the "Exchange") encourages listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to section 20 of Policy 3.1, Directors, Officers and Corporate Governance, and to the guidelines (the "Guidelines") set forth by the Toronto Stock Exchange (the "TSX") in Part IV of the TSX Company Manual. These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the Exchange and TSX acknowledge that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;

- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key shareholders of management are shareholders of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The present Chairman is also the Company's Chief Executive Officer. The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Company's affairs, without appointing an outside Chairman.

B. Composition of the Board

The Board is comprised of five directors. Two of the directors and officers are employees of the Company and are involved in management of the Company. As such, they are " related directors" for the purposes of the Guidelines.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Board considers that the composition of the Board does not meet the Guidelines. Notwithstanding the foregoing, given the limited activities of the Company and composition of the shareholders of the Company, the Board considers itself to have an appropriate composition.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established one full-time committee, an Audit Committee.

The Audit Committee is composed of outside directors, the majority of whom are "unrelated" and are outside directors. The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. In the discharge of its duties, the committee meets regularly with the shareholders' auditors. Reference is made to the section captioned, "Election of Directors", with respect to the shareholders of the audit committee.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (five) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board shareholders is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Company as a whole is cognizant of the desirability of further developing the Company's approach to corporate governance. Currently the Company's ongoing operations are very narrowly focused (exploration for minerals interests in Venezuela) and the Board and management meet and discuss Company business frequently. As the scale of the Company's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Company's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Corporation pursuant to resolutions passed as of March 16, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

Schedule "A" to the Information Circular of Cadre Resources Ltd. (the "Corporation")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Proxy Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

- (i) the Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
- (ii) a Vice-Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
- (iii) President of the Corporation;
- (iv) a Vice-President of the Corporation in charge of a principal business unit, division or function such as sales, finance or production; or
- (v) an officer of the Corporation or any of its subsidiaries or any other person who performed a policy-making function in respect of the Corporation

whether or not the individual was also a director of the Corporation or any of its subsidiaries.

(c) "Named Executive Officers" means:

- (i) each CEO, despite the amount of compensation of that individual;
- (ii) each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
- (iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Corporation's three most recently completed financial years, the compensation of the Chairman and Chief Executive Officer and the President of the Corporation (the "Named Executive Officers"). No persons earned in excess of $100,000 per annum during such periods..

Name and Principal Position	Year (1)	Annual Compensation: Salary ($)	Bonus ($)(2)	Other Annual Compen-sation ($)	Long Term Compensation: Awards: Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	Payouts: LTIP(4) payouts ($)	All Other Compen-sation ($)
R. Page Chilcott, President	2001 2002 2003	Nil Nil Nil	n/a n/a n/a	n/a n/a n/a	130,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$66,000(5) $66,000(5) $66,000(5)
Stanley L. Sandner Chairman and CEO	2001 2002 2003	Nil Nil Nil	n/a n/a n/a	n/a n/a n/a	305,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$79,920(6) $79,920(6) $79,920(6)

(1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Pursuant to the terms and conditions of a Consulting Agreement, dated January 5, 1995, as extended, between the Corporation and RPC Holdings Ltd., a non-reporting company controlled as to 50% by R. Page Chilcott and as to 50% by his wife, Sally Chilcott.
(6) Payable to Samarina Management Consultants, a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (November 1, 2002 to October 31, 2003) (the "Financial Period").

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Number of Unexercised Options/SARs at Oct.31, 2003 Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Oct.31, 2003 Exercisable/ Unexercisable
Stanley L. Sandner	100,000	($5,000)	196,000/Nil	($11,390)/Nil

(1) "In-the-money" means the excess of the market value of the common shares of the Corporation on October 31, 2003 ($0.11) over the base price of the options (as to 71,000 at $0.20 and as to 125,000 at $0.15).
(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Corporation does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Corporation or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Corporation to the directors of the Corporation, other than the Chief Executive Officer (the "Other Directors"), or the Corporation's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

save and except as set forth below and as otherwise herein set forth.

Accrued fees in the amount of $90,362 are due and payable to Aaland Management Corp., a private company controlled by Campbell H. Pearson, with respect to accounting and administrative services rendered to the Corporation. Mr. Pearson resigned as a director and officer of the Corporation effective as of December 19, 2001.

The Corporation has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period:

1. no incentive stock options were granted to the Other Directors.

2. the Other Directors, as a group, did not exercise any incentive stock options to purchase common shares of the Corporation.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.		03	10	31	04	02	02
ISSUER ADDRESS							
Box # 48836, Bentall Center, 595 Burrard Street							
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.		ISSUER TELEPHONE NO.		
Vancouver	BC	V7X 1A8	(250) 447-9149		(250) 447-6641		
CONTACT PERSON		CONTACT'S POSITION			CONTACT TELEPHONE NO.		
R. Page Chilcott		Director			(250) 447-6641		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS					
investorrelations@cadreresources.com		cadreresources.com					

CERTIFICATE

The schedule required to complete this Report is attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	04	02	02
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	04	02	02

SCHEDULE A: FINANCIAL INFORMATION

CADRE RESOURCES LTD.

FINANCIAL STATEMENTS
(Expressed in United States dollars)

OCTOBER 31, 2003

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

February 2, 2004

CADRE RESOURCES LTD.
BALANCE SHEETS
(Expressed in United States dollars)
AS AT OCTOBER 31

	2003	2002
ASSETS		
Current		
Cash	$ 1,320	$ 7,105
Receivables	3,772	2,383
	$ 5,092	$ 9,488
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 587,132	$ 486,210
Advances payable (Note 3)	143,629	143,629
	730,761	629,839
Shareholders' deficiency		
Capital stock (Note 4)	4,881,573	4,739,905
Deficit	(5,607,242)	(5,360,256)
	(725,669)	(620,351)
	$ 5,092	$ 9,488

Nature and continuance of operations (Note 1)

Subsequent events (Note 10)

On behalf of the Board:

"R. Page Chilcott" Director   "Stanley L. Sandner" Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2003	2002
EXPENSES		
Bank charges and interest	$ 730	$ 741
Foreign exchange loss	49,201	5,330
Management and consulting fees	122,891	113,982
Office and miscellaneous	7,987	8,539
Professional fees	38,556	34,251
Shareholder costs and listing fees	5,161	10,223
Telephone	2,733	2,897
Travel and promotion	19,727	24,613
Loss before other item	(246,986)	(200,576)
OTHER ITEM		
Recovery on amounts due to shareholders	-	216,480
Net income (loss) for the year	(246,986)	15,904
Deficit, beginning of year	(5,360,256)	(5,376,160)
Deficit, end of year	$ (5,607,242)	$ (5,360,256)
Basic and diluted income (loss) per share	$ (0.03)	$ 0.01
Weighted average number of shares outstanding	9,852,400	8,762,586

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ (246,986)	$ 15,904
Item not affecting cash:		
Recovery on amounts due to shareholders	-	(216,480)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(1,389)	1,863
Increase (decrease) in accounts payable and accrued liabilities	100,922	(7,344)
Net cash used in operating activities	(147,453)	(206,057)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued for cash	141,668	210,700
Net cash provided by financing activities	141,668	210,700
Change in cash during the year	(5,785)	4,643
Cash, beginning of year	7,105	2,462
Cash, end of year	$ 1,320	$ 7,105
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of resource properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

	2003	2002
Working capital (deficiency)	$ (725,669)	$ (620,351)
Deficit	(5,607,242)	(5,360,256)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Income (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income (loss) per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the year ended October 31, 2003, this calculation proved to be anti-dilutive.

Basic income (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

(Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company reports using the United States dollars. Monetary assets and liabilities denominated in foreign currencies are translated into United State dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included in the statements of operations and deficit.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX-V. Effective November 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current years presentation.

3. ADVANCES PAYABLE

	2003	2002
Advances from a shareholder, non-interest bearing, unsecured with no fixed terms of repayment	$ 43,629	$ 43,629
Advances from a director, non-interest bearing, unsecured, with no fixed terms of repayment.	100,000	100,000
	$ 143,629	$ 143,629

(Expressed in United States dollars)

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2001	7,857,715	$ 4,549,205
Private placement	1,000,000	200,000
Share issue costs	-	(20,000)
Exercise of options	114,000	10,700
Balance, October 31, 2002	8,971,715	4,739,905
Private placements	1,250,000	125,000
Finder's fee	50,000	5,000
Exercise of options	150,000	16,668
Share issue costs	-	(5,000)
Balance, October 31, 2003	10,421,715	$ 4,881,573

During the year ended October 31, 2003, the Company:

a) Issued 400,000 common shares at a price of US$0.10 per share pursuant to a non-brokered private placement.

b) Issued 150,000 common shares at a price of CDN$0.15 per share pursuant to the exercise of stock options.

c) Issued 250,000 common shares at a price of US$0.10 per share pursuant to a non-brokered private placement.

d) Issued 600,000 units at a price of US$0.10 per unit pursuant to a non-brokered private placement. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of US$0.10 per share for a period of two years. A finder's fee consisting of 50,000 common shares at a price of US$0.10 per share was also paid.

During the year ended October 31, 2002, the Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of CDN$0.40 for a period of two years. A finder's fee of $20,000 was also accrued on the transaction.

(Expressed in United States dollars)

4. CAPITAL STOCK (cont'd...)

Stock options and warrants

As at October 31, 2003, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	25,000	CDN $ 0.20	April 22, 2004
	100,000	0.20	February 7, 2005
	245,000	0.20	February 2, 2006
	111,000	0.15	May 25, 2006
Warrants	1,000,000	0.40	March 13, 2004
	600,000	US$ 0.10	June 27, 2005

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2001	890,000	CDN$	0.18
Granted	-		-
Exercised	(114,000)		0.15
Expired/cancelled	(145,000)		0.20
Outstanding, October 31, 2002	631,000		0.18
Granted	-		-
Exercised	(150,000)		0.15
Expired/cancelled	-		-
Outstanding, October 31, 2003	481,000	CDN$	0.19
Exercisable, October 31, 2003	481,000	CDN$	0.19

(Expressed in United States dollars)

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at October 31, 2003 is $429,379 (2002 - $357,463) due to directors and companies controlled by directors of the Company. Included in advances payable is $100,000 (2002 - $100,000) due to a director of the Company.

During the year ended October 31, 2003, the Company paid or accrued management and consulting fees of $102,719 (2002 - $101,820) to directors and companies controlled by directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended October 31, 2003 consisted of the Company issuing 50,000 common shares at a price of US$0.10 per share as a finder's fees.

Significant non-cash transactions for the year ended October 31, 2002 consisted of:

a) The Company recovering $216,480 of shareholder loans.

b) The Company accruing $20,000 of share issue costs.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and advances payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

8. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and exploration of resource properties.

(Expressed in United States dollars)

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2003		2002
Net income (loss) for the year	$	(246,986)	$	15,904
Expected income taxes (recovery)	$	(92,867)	$	6,298
Shareholder loan recovery applied to losses carried forward		-		(85,730)
Non-deductible (deductible) expenses for tax purposes		(738)		4,873
Unrecognized benefit of non-capital losses		93,605		74,559
Total income taxes	$	-	$	-

The significant components of the Company's future income taxes assets are as follows:

		2003		2002
Future income tax assets:				
Non-capital loss carryforwards	$	775,691	$	763,902
Equipment		4,365		3,895
Resource deductions		248,216		221,437
Share issuance costs		6,819		6,016
Future income tax assets before valuation allowance		1,035,091		995,250
Less: valuation allowance		(1,035,091)		(995,250)
Net future income tax assets	$	-	$	-

The Company has available for deduction against future taxable, income non-capital losses of approximately CDN$2,875,000. These losses, if not utilized, will expire beginning in the fiscal year ending October 31, 2004. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

10. SUBSEQUENT EVENTS

Subsequent to October 31, 2003, the Company:

a) Received regulatory approval for a private placement consisting of 1,638,440 units at a price of CDN$0.145 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant exercisable at a price of CDN$0.19 per share for a period of one year.

b) Reached an agreement with a related party to settle US$220,000 in debt by issuing common shares of the Company at a price of CDN$0.145 per share, subject to regulatory approval.

c) Made a formal written application for the Caroni Project concessions to the Ministerio de Energia y Minas ("MEM") in Venezuela. This filing seeks the exclusive right for the company to conduct a detailed independent, comprehensive Bankable Feasibility Study ("BFS") on the concessions. The successful completion of that BFS, subject to financing and regulatory approval, could lead to tenure and exclusive sustainable mining exploitation rights to 25 concessions on the lower Caroni River, Bolivar State, Venezuela.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT Y M D
Cadre Resources Ltd.			03 10 31	04 03 10
ISSUER ADDRESS: Box # 48836, Bentall Center, 595 Burrard Street				
CITY/ Vancouver	PROVINCE B.C.	POSTAL CODE V7X 1A8	ISSUER FAX NO. (250) 447-9149	ISSUER TELEPHONE NO. (250) 447-6641
CONTACT PERSON R. Page Chilcott		CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (250) 447-6641
CONTACT EMAIL ADDRESS investorrelations@cadreresources.com		WEB SITE ADDRESS cadreresources.com		

CERTIFICATE

The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
" R. Page Chilcott"	R. Page Chilcott	04 03 10
"Stanley L. Sandner"	Stanley L. Sandner	04 03 10

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

See Schedule A Financial Statements

2) Related party transactions

See Schedule A Financial Statements

3) Summary of securities issued and options granted during the period

a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	US$ Price	Total Proceeds	Type of Consideration	Commission Paid US$
04/08/03	Common	Private Placement	400,000	$0.10	$40,000	Cash	Nil
06/12/03	Common	Private Placement	150,000	$0.11	$16,667	Cash	Nil
06/15/03	Common	Private Placement	250,000	$0.10	$25,000	Cash	Nil
07/08/03	Common	Private Placement	600,000	$0.10	$60,000	Cash	$5,000
07/08/03	Common	Finders Fee	50,000	$0.10	$ 5,000	Fees	Nil

b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
	NIL			

4) Summary of securities as at the end of the reporting period

See Schedule A Financial Statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
David R. Hagler
R. Page Chilcott - President
Carlos Bacalao Romer
Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Loss - The Company incurred a net loss on operations of ($246,986) for the year compared to a net gain of $15,904 for the prior year. This amounts to a decrease of $262,980 due to the write down of loans from shareholders ($216,480), increase in foreign exchange expense of (43,871) and other variations in expenses.

b) Mineral Properties - The Company has filed a formal application with authorities in Venezuela for mineral concessions. Government officials have orally accepted the proposed exploitation plan. The application requests exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project.. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.

c) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

The company successfully completed private placements for US$141,668 during the year. Subsequent to the year end the Company completed private placements for US$182,000. The proceeds are used for working capital and furtherance of the project in Venezuela. The company also settled debts with a non-arms length creditor for US$220,000

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $725,669. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CADRE RESOURCES LTD. (the "Company")
TO BE HELD AT 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2
ON Wednesday, April 14, 2004, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Stanley L. Sandner, a Director of the Company, or failing this person, **R. Page Chilcott**, a Director of the Company, or in the place of the foregoing, ______________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To elect as Director, **R. Page Chilcott**		N/A	
4. To elect as Director, **Stanley L. Sandner**		N/A	
5. To elect as Director, **David R. Hagler**		N/A	
6. To elect as Director, **Carlos Bacalao, Römer**		N/A	
7. To elect as Director, **Marcello M. Viega**		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

82-2911

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be received at the office of **Computershare Trust Company of Canada** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to he commencement of te Meeting. The mailing address of Computershare Trust Company of Canada is:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: within North America: 1-866-249-7775 Outside North America: (416) 263-9524

82-2911

Cadre Resources Ltd.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ____________________

I confirm that I am an owner of Common Shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE:__________

CUSIP: 127 63 W 101

SCRIP COMPANY CODE: CSLQ

[Beneficial shareholders]

82-2911

Cadre Resources Ltd.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ____________________

I confirm that I am an owner of Common Shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE: __________

CUSIP: 127 63 W 101

SCRIP COMPANY CODE: CSLQ

[Registered shareholders]